Exhibit 99.1

Press Release

Eltek Ltd. Reports 2023 First Quarter Financial Results

Petach Tikva, Israel (May 18, 2023) Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), today announced its financial results for the quarter ended March 31, 2023.

First Quarter 2023 Highlights

◾	Revenues were $11.5 million, 18% up over Q1 2022

◾	Operating profit was $1.6 million, 144% up over Q1 2022

◾	Profit before tax was $1.9 million (2022 Q1 - $0.8 million)

◾	Net income was $1.6 million or $0.27 per fully diluted share, 147% up over Q1 2022

◾	Net cash provided by operating activities amounted to $2.8 million

"Eltek is proud to announce its strong first quarter results for 2023, with growth of 18% in sales compared to the same quarter last year, and an impressive 147% increase in net income. These results are a testament to the success of the Company's strategy to invest in innovative equipment to increase production volumes, and an unwavering commitment to product quality to meet customer satisfaction and provide technological solutions for every customer’s needs. As of today our backlog increased 10% from the beginning of the year.

Our strong cash flows from operating activities in the first quarter of $2.8 million allowed us to repay $1.6 of our long-term debt and consequently lower our interest expenses, given the current high rates,” said Eli Yaffe, CEO of Eltek.

"Throughout the quarter, we continued to execute on our accelerated investment plan and ordered three new plating lines valued at 5.5 million Euros. The deployment of these coating lines is scheduled for the latter half of 2023,  2024 and 2025, which will enable the simultaneous additional enhancement of production capacity, efficiency, and diversification of our product offerings," continued Mr. Yaffe.

“Concurrently with our accelerated investment plan, we are also allocating resources towards acquiring additional machinery and equipment, as well as enhancing our manufacturing procedures. These endeavors supported the increase in both revenues and net income, resulting in our quarterly net income of $1.6 million," concluded Mr. Yaffe.

First Quarter 2023 GAAP Financial Results

Revenues for the first quarter of 2023 were $11.5 million, compared to $9.8 million in the first quarter of 2022;

Gross profit for the first quarter of 2023 was $3.0 million (26% of revenues) compared to $2.0 (20% of revenues) in the first quarter of 2022;

Operating profit for the first quarter of 2023 was $1.6 million compared to operating profit of $0.7 million in the first quarter of 2022;

Profit before income tax for the first quarter of 2023 was $1.9 million compared to $0.8 million in the first quarter of 2022;

Net income for the first quarter of 2023 was $1.6 million or $0.27 per fully diluted share compared to net income of $0.6 million or $0.11 per fully diluted share in the first quarter of 2022;

First Quarter 2023 Non-GAAP Financial Results

EBITDA for the first quarter of 2023 was $1.9 million (17% of revenues) compared to EBITDA of $1.1 million (11% of revenues) in the first quarter of 2022;

Conference Call

Today, Thursday, May 18, 2023, at 8:30am Eastern Time (15:30pm Israel Time, 5:30am Pacific Time), Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642
Israel:	03-918-0691
International:	+972-3-918-0691

To Access a Replay of the Call

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Income
(In thousands US$, except per share data)

	Three months ended
	March 31,
	2023	2022

Revenues	11,470	9,755
Costs of revenues	(8,455)	(7,794)

Gross profit	3,015	1,961

Selling, general and administrative expenses	(1,417)	(1,293)
R&D expenses, net	(9)	(17)

Operating profit	1,589	651

Financial income, net	287	121

Profit before income tax	1,876	772

Tax expenses	314	140

Net Income	1,562	632

Earnings per share:
Basic net income per ordinary share	0.27	0.11

Diluted net income per ordinary share	0.27	0.11

Weighted average number of ordinary shares used to compute
basic net income per ordinary share (in thousands)	5,850	5,843

Weighted average number of ordinary shares used to compute
diluted net income per ordinary share (in thousands)	5,852	5,843

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	March 31,	December 31,
	2023	2022

Assets

Current assets:
Cash and cash equivalents	8,059	7,366
Receivables: Trade, net of provision for doubtful accounts	9,761	10,116
Other	675	282
Inventories	5,307	5,130
Prepaid expenses	615	504

Total current assets	24,417	23,398

Long term assets:
Restricted deposits	198	202
Severance pay fund	57	59
Deferred tax assets and long term tax receivables, net	2,124	2,496
Operating lease right of use assets	7,050	7,693
Total long term assets	9,429	10,450

Fixed assets, less accumulated depreciation	7,345	7,674

Total Assets	41,191	41,522

Liabilities and Shareholder's equity

Current liabilities:
Short-term credit and current maturities of long-term debts	281	702
Accounts payable: Trade	4,977	4,793
Other	4,871	4,133
Short-term operating lease liabilities	849	846

Total current liabilities	10,978	10,474

Long-term liabilities:
Long term debt, excluding current maturities	1,565	2,768
Employee severance benefits	278	280
Long-term operating lease liabilities	6,297	6,980

Total long-term liabilities	8,140	10,028

Shareholders' equity:
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 5,849,678 at March 31, 2023 and December 31, 2022	5,305	5,305
Additional paid-in capital	22,862	22,862
Cumulative foreign currency translation adjustments	608	1,189
Capital reserve	1,609	1,537
Accumulated deficit	(8,311)	(9,873)
Total shareholders' equity	22,073	21,020
Total liabilities and shareholders' equity	41,191	41,522

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

	Three months ended
	March 31,
	2023	2022

GAAP net Income	1,562	632
Add back items:

Financial income, net	(287)	(121)
Income tax expenses	314	140
Depreciation and amortization	329	435
Non-GAAP EBITDA	1,918	1,086

Eltek Ltd.
Consolidated Statements of  Cash Flows
(In thousands US$)

	Three months ended
	March 31,
	2023	2022

Cash flows from operating activities:

Net Income	1,562	632
Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation and amortization	329	435
Stock-based compensation	72	53
Decrease in deferred tax assets and long term tax receivable	306	140
	707	628

Decrease (increase) in operating lease right-of-use assets	(33)	4
Decrease (increase) in trade receivables	112	(1,160)
Decrease (increase) in other receivables and prepaid expenses	(525)	(82)
Decrease (increase) in inventories	(313)	(674)
Increase (decrease) in trade payables	412	485
Increase (decrease) in other liabilities and accrued expenses	847	506
Increase (decrease) in employee severance benefits, net	5	2
	505	(919)

Net cash provided by operating activities	2,774	341

Cash flows from investing activities:
Purchase of fixed assets	(305)	(289)
Net cash used in investing activities	(305)	(289)

Cash flows from financing activities:
Exercise of options	-	25
Repayment of long-term loans from bank	(1,580)	(114)
Repayment of credit from fixed asset payables	-	(3)
Net cash used in financing activities	(1,580)	(92)

Effect of translation adjustments	(196)	(189)

Net increase (decrease) in cash and cash equivalents	693	(229)

Cash and cash equivalents at the beginning of the period	7,366	9,283

Cash and cash equivalents at the end of the period	8,059	9,054